Filed by WisdomTree Trust - WisdomTree Enhanced Commodity Strategy Fund

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: WisdomTree Continuous Commodity Index Fund

Commission File No.: 333-233919

November 13, 2020

DEAR FELLOW SHAREHOLDER,

There are less than eleven days until the WisdomTree Continuous Commodity Index Fund’s (GCC or your “Fund”) Special Meeting of Shareholders scheduled for November 24, 2020 (the “Shareholder Meeting”). At the Shareholder Meeting, you are being asked to consider and approve a reorganization of your Fund into and with the WisdomTree Enhanced Commodity Strategy Fund. As of the date hereof, we have not yet received your vote.

IT IS CRITICAL THAT YOU VOTE

Please take a few minutes to vote your shares by signing, dating and mailing the enclosed proxy card in the postage paid return envelope. You can also vote by internet or phone by following the instructions on the proxy card. If you have any questions or to vote your shares, please call our proxy solicitor, Di Costa Partners (“DCP”) toll free at (833) 892-6628.

If you would like to participate in the Shareholder Meeting, please follow the registration instructions set forth in the box on the reverse side.

THANK YOU,

JEREMY SCHWARTZ

PRESIDENT AND CHIEF EXECUTIVE OFFICER

To Participate in the Shareholder Meeting

Please e-mail DCP at meetinginfo@dicostapartners.com no later than 2:00 p.m., Eastern Time on November 17, 2020 to register. Please include the Fund’s name in the subject line of the e-mail and provide your name, address and proof of ownership as of the Record Date from the intermediary through which you hold shares, such as a broker-dealer. Please be aware that if you wish to vote at the Shareholder Meeting, you must first obtain a legal proxy from your intermediary reflecting the Fund’s name, the number of Fund shares you held as of the Record Date and your name and e-mail address. You may forward an e-mail from your intermediary containing the legal proxy or e-mail an image of the legal proxy to meetinginfo@dicostapartners.com and put “Legal Proxy” in the subject line. DCP will then e-mail you the dial-in information and instructions for participating in and voting during the Shareholder Meeting.

Additional Information

In connection with the proposed reorganization, WisdomTree Enhanced Commodity Strategy Fund (the “Acquiring Fund”) has filed a registration statement (Registration No. 333-239992) with the Securities and Exchange Commission (“SEC”). The registration statement includes a Proxy Statement/Prospectus. The registration statement was declared effective by the SEC on September 10, 2020, and we commenced mailing the Proxy Statement/Prospectus to the shareholders of GCC on or about September 14, 2020. The Proxy Statement/Prospectus provides important comparative information about GCC’s and the Acquiring Fund’s respective objectives, strategies, risks, and fees and expenses. Investors should carefully read and consider the Proxy Statement/Prospectus before voting. Investors may obtain free copies of the Proxy Statement/Prospectus, and all other relevant documents filed with the SEC through the website maintained by the SEC at www.sec.gov. In addition, the Proxy Statement/Prospectus is available at www.wisdomtree.com.

WisdomTree Commodity Services and WisdomTree Asset Management and their representatives may be deemed to be participants in the solicitation of proxies in connection with the Reorganization. Information regarding the participants in the solicitation is provided in the registration statement and the Proxy Statement/Prospectus.

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.